, NY 10022-2585 tel fax
575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

July 10, 2013

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS Platinum Trust

File No.: 1-34590

Form 10-K for Fiscal Year ended December 31, 2012

Filed February 28, 2013

Dear Ladies & Gentlemen:

            On behalf of the ETFS Platinum Trust (the “Trust”) sponsored by our client ETF Securities USA LLC (the “Sponsor”), we submit the response below with respect to the staff of the Securities and Exchange Commission (the “Commission”) comment letter dated June 25, 2013 by Mr. Kevin Woody, Accounting Branch Chief, to Mr. Christopher Foulds, Chief Financial Officer and Treasurer of the Sponsor.  For your convenience, the heading and comment in bold below correspond to the heading and comment in the staff’s comment letter.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission

July 10, 2013

Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”)

Item 9A. Controls and Procedures, page 29

1.        In light of your failure to provide the consent (the “Consent”) of your registered independent public accounting firm (the “Auditor”) within the original filing of your Form 10-K for the fiscal year ended December 31, 2012, please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

            The Trust acknowledges that disclosure controls and procedures, as defined by Rule 13a-15(e), applies to all disclosures required by a form and, by extension, Regulation S-K, including the consent of experts permitted by Item 601(b)(23)(ii) of Regulation S-K if such consent is not otherwise included in the applicable registration statement.  As stated in the correspondence to the Commission by my partner, Kathleen Moriarty, dated June 3, 2013 (the “June 3, 2013 Letter”) with regard to this matter, the Sponsor regards the failure to file the Consent very seriously and has adopted and instituted procedures reasonably designed to prevent this oversight in the future.

United States Securities and Exchange Commission

July 10, 2013

Nevertheless, Sponsor’s management believes that the initial failure to file the Consent  with the 2012 Form 10-K is not significant enough to undermine the basis of their conclusion on the effectiveness of such disclosure controls and procedures as stated in the 2012 Form 10-K.  The lack of a Consent exhibit at the time of the initial filing of the 2012 Form 10-K was not considered significant when compared to the totality of information available to investors, including the information presented in the 2012 Form 10-K and the Trust’s then-current registration statement on Form S-3 (File No. 333-173816).  Further, the Sponsor’s management was unaware, at the time of the original 2012 Form 10-K filing, of any reason that would have prevented the Auditor from providing the Consent for filing as an exhibit to the 2012 Form 10-K had one been requested. As previously stated in the June 3, 2013 Letter, we are unaware, after consultation with the Auditor’s personnel, of any reason that would have prevented the Auditor from providing the Consent for filing with the initial 2012 Form 10-K. Consequently, the initial failure to file the Consent with the 2012 Form 10-K does not affect the basis of Sponsor management’s conclusion, on behalf of the Trust, that the Trust’s disclosure controls and procedures were effective as of December 31, 2012.

            The Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 10, 2013

            If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6304.

Very truly yours,

/s/  Peter J. Shea
Peter J. Shea

PJS/mb

cc:            Christopher Foulds, Chief Financial Officer and Treasurer, ETF Securities USA LLC                         Kathleen Moriarty, Partner

            Mark Rakip, Staff Accountant

            Kevin Woody, Accounting Branch Chief